                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        ALGOS PHARMACEUTICAL CORPORATION
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   015869 10 0
                                 (CUSIP NUMBER)


















                                Page 1 of 5 pages

                                       13G


CUSIP NO.   015869 10 0
            -----------

1.   NAME OF REPORTING PERSON:
           Unifina Holding AG
          ---------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (A) [  ]
                                                         (B) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
            Switzerland
          -----------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:
                                    1,734,700
                   ------------------------------------------------------------

6.   SHARED VOTING POWER:
                                       -0-
                   ------------------------------------------------------------



7.   SOLE DISPOSITIVE POWER:
                                     1,734,700
                   ------------------------------------------------------------


8.   SHARED DISPOSITIVE POWER:
                                        -0-
                   ------------------------------------------------------------



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                                      1,734,700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:
                       [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
                                                      11.0%
                   ------------------------------------------------------------


12.  TYPE OF REPORTING PERSON:
                      CO
                   ------------------------------------------------------------



                                Page 2 of 5 pages

ITEM 1.

     (a)    Name of Issuer:  Algos Pharmaceutical Corporation

     (b)    Address of Issuer's Principal Executive Offices:

                     Collingwood Plaza, 4900 Route 33
                     Neptune, New Jersey 07753-6804


ITEM 2.

     (a)    Name of Person Filing:  Unifina Holding AG

     (b)    Address of Principal Business Office:

                   Unifina Holding AG
                   Zurcherstrasse 62
                   CH 8406
                   Winterthur, Switzerland

     (c)    Citizenship:  Switzerland

     (d)    Title of Class of Securities:

                   Common Stock, $.01 par value

     (e)    CUSIP Number:  015869 10 0

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP

     (a)    Amount Beneficially Owned:  1,734,700

     (b)    Percent of Class:  11.0%

     (c)    Number of shares as to which such person has:

            (i)      sole power to vote or to direct the vote:
                                  1,734,700
                     ----------------------------------------------------------

            (ii)     shared power to vote or to direct the vote:
                                     -0-
                     ----------------------------------------------------------

            (iii)    sole power to dispose or to direct the
                     disposition of:
                                   1,734,700
                     ----------------------------------------------------------

            (iv)     shared power to dispose or to direct the
                     disposition of:
                                       -0-
                     ----------------------------------------------------------



                                Page 3 of 5 pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            The 1,734,700 shares reported consists of 1,577,000 shares of common stock and 157,700 warrants to purchase shares of common stock held by EBC Zurich AG.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10.    CERTIFICATION:

            Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 21, 1997



                                       Unifina Holding AG



                                       \s\ H. Erb
                                       ------------------------------------
                                       Name: H. Erb
                                       Title: Chairman













                                Page 5 of 5 pages